Exhibit 99.1

NOTICE OF OUR ANNUAL GENERAL MEETING TO BE HELD ON FRIDAY, MAY 4, 2018

You are invited to our 2018 annual general meeting:

When	Friday, May 4, 2018
10:00 am MST

Where	Hyatt Regency, Imperial Ballroom 700 Centre Street SE
Calgary, Alberta

Your vote matters	If you held Crescent Point common shares on March 22, 2018, you are entitled to receive notice of and to vote at this meeting.

The business of the meeting is to:

1.	Receive and consider the financial statements for the year ended December 31, 2017, together with the auditor's report;
2.	Fix the number of directors to be elected at the meeting at 10;
3.	Elect directors for the coming year or until their successors are duly elected or appointed;
4.	Appoint the auditors for the coming year and to authorize the Board to fix their remuneration for 2018;
5.	Approve an ordinary resolution amending our Restricted Share Bonus Plan ("RSBP") to increase the number of common shares to be reserved for issuance under the RSBP by 6 million;
6.	Approve an ordinary resolution adopting our stock option plan ("Stock Option Plan") with a maximum number of common shares to be reserved for issuance thereunder of 13 million;
7.	Approve an ordinary resolution ratifying and approving the prior grant of an aggregate of 2,988,032 options to certain employees under the company's Stock Option Plan;
8.	Approve an advisory resolution accepting our approach to executive compensation; and
9.	Transact other business as may properly be brought forward.

If you are unable to attend the meeting in person, you are able to vote by proxy. See the ‘Solicitation of Proxies’ section for information.

You can access our 2017 financial statements and other documents and information online:

www.crescentpointenergy.com	www.sedar.com (SEDAR)	www.sec.gov/edgar.shtml (EDGAR)

By order of the Board of Directors,

Scott Saxberg

Director, President and Chief Executive Officer

Calgary, Alberta

March 22, 2018

Crescent Point Energy Corp. | 2018 | Information Circular - Proxy Statement | 2